For Immediate Release

Contact for Media:        Vincent Power
Sears Canada, Corporate Communications
    416-941-4422
vpower@sears.ca

Sears Canada Reports Fourth Quarter and Full-Year Results

TORONTO - February 25, 2015 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) today announced its unaudited fourth quarter and full-year results. Total revenues for the 13-week period ended January 31, 2015 (“the fourth quarter of 2014”) were $972.5 million compared to $1,182.3 million for the 13-week period ended February 1, 2014 (“the fourth quarter of 2013”), a decrease of 17.7%. Same store sales for the quarter decreased by 9.1%. Total revenues for the 52-week period ended January 31, 2015 were $3,424.5 million compared to $3,991.8 million for the 52-week period ended February 1, 2014, a decrease of 14.2%. Same store sales for the year decreased by 8.3%. The balance of the decrease in revenues for the quarter and for the year was primarily attributable to revenues from stores closed as a result of early termination and amendment of certain full-line store leases and the sale of certain joint arrangement interests in Fiscal 2013.

The net loss for the fourth quarter of 2014 was $123.6 million or $1.21 per share compared to net earnings of $373.7 million or $3.67 per share for the fourth quarter of 2013. Included in the net loss for the fourth quarter of 2014 was a pre-tax asset impairment charge of $99.3 million related to leasehold improvements in full-line and Hometown stores, and intangible assets. Included in the net earnings for the fourth quarter of 2013 were pre-tax gains of $391.5 million related to early lease terminations and amendments, $66.3 million related to the sale of the Company’s interest in certain real estate joint arrangements and $42.5 million related to the settlement and amendment of retirement benefits. Also included in the net earnings for the fourth quarter of 2013 were pre-tax transformation expenses of $51.2 million and a pre-tax asset impairment charge of $11.2 million. Other non-recurring charges included in the fourth quarter results of 2014 and 2013 are described in the table “Reconciliation of Net (Loss) Earnings to Adjusted EBITDA” attached. Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the fourth quarter of this year was a loss of $28.8 million compared to adjusted EBITDA of $18.0 million for the fourth quarter of last year. Adjusted EBITDA is a non-IFRS measure.

The net loss for the 52-week year ended January 31, 2015 (“this year”) was $338.8 million or $3.32 per share compared to net earnings of $446.5 or $4.38 per share for the 52-week year ended February 1, 2014 (“last year”). Included in the net loss for this year, including the previously mentioned items in the fourth quarter, were pre-tax impairment charges related to other assets of $115.0 million and the logistics facility located in Montreal of $44.4 million as well as a pre-tax gain on the sale of the Company’s interest in certain joint arrangements of $35.1 million. Included in the net earnings for last year were pre-tax gains of $577.2 million related to early lease terminations and amendments, $66.3 million related to the sale of the Company’s interest in certain real estate joint arrangements and $42.5 million related to the settlement and amendment of retirement benefits. Also included in the net earnings for last year were pre-tax transformation expenses of $72.9 million and pre-tax impairment charges related to a logistics facility located in Regina and other assets of $27.7 million. Other non-recurring charges and gains included in the results of 2014 and 2013 are described in the table “Reconciliation of Net (Loss) Earnings to Adjusted EBITDA”. Adjusted EBITDA for this year was a loss of $122.4 million compared to adjusted EBITDA of $35.7 million for last year.

“These results are disappointing and not indicative of the potential that exists within Sears Canada,” said Ron Boire, President and Chief Executive Officer, Sears Canada Inc., commenting on the fourth quarter and full-year results. “Despite the fourth quarter operating results, we increased our position of cash and cash equivalents by $24.7 million during the fourth quarter to $259.0 million. The management team remains focused on building on its relationship with Canadians by providing great fashionable product made of high quality at affordable prices with great service. Our sights are set on this value proposition and connecting with more Canadians than ever before. In addition, we are accelerating implementation of key initiatives related to product development and system infrastructure while continuing to focus on prudent management of expenses, investment of inventory and efficiency of our network.

“I continue to see a concerted effort and sincere desire in all 19,000 Sears Canada Team Members to make our Company successful, and I thank them for their continued commitment and dedication. We are all eager to see improved results and will work tirelessly to move forward positively in 2015.”

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.
Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; the results achieved pursuant to the Company’s credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch); ability to secure an agreement with a financial institution for the management of the credit and financial services operations on terms and conditions as favorable to us as those we currently have under our credit card marketing and servicing alliance with JPMorgan Chase; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation; the impairment of intangible and other long‑lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10.0%; potential conflict of interest of some of directors and executive officers of the Company owing to their ownership of Sears Holdings’ common stock; possible changes in the Company’s ownership by Eddie S. Lampert, ESL Investments and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward‑looking information, may be found in this release as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF, Section 11 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and under Section 11 “Risks and Uncertainties” in the MD&A in the Company’s most recent interim report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators.
All of the forward‑looking statements included in this release are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties” section of the Company’s most recent annual and interim MD&A, and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward‑looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward‑looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publically or to revise any forward‑looking information, whether as a result of new information, future events or otherwise, except as required by law.
Sears Canada is a multi-channel retailer with a network that includes 172 corporate stores, 201 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

SEARS CANADA INC.
RECONCILIATION OF NET (LOSS) EARNINGS TO ADJUSTED EBITDA
For the 13 and 52-week periods ended January 31, 2015 and February 1, 2014

Unaudited

	Fourth Quarter		Fiscal
(in CAD millions, except per share amounts)	2014	2013	2014	2013
Net (loss) earnings	$(123.6)	$373.7	$(338.8)	$446.5
Transformation expense[1]	0.3	51.2	19.8	72.9
Other asset impairment[2]	99.3	11.2	115.0	11.2
Warehouse impairment[3]	—	—	44.4	16.5
SHS warranty and other costs[4]	3.1	2.0	9.7	2.0
Lease exit costs[5]	—	5.4	4.1	5.6
Goodwill impairment[6]	—	—	2.6	6.1
Gain on lease terminations and lease amendments[7]	—	(391.5)	—	(577.2)
Accelerated tenant inducement and average rent amortization[8]	—	2.3	—	(2.2)
Gain on settlement and amendment of retirement benefits[9]	—	(42.5)	(10.6)	(42.5)
Gain on sale of interest in joint arrangements[10]	—	(66.3)	(35.1)	(66.3)
Depreciation and amortization expense	23.2	23.6	89.3	111.4
Finance (recovery) costs	(4.7)	2.7	1.0	10.8
Interest income	(0.6)	(1.0)	(2.6)	(2.6)
Income tax (recovery) expense	(25.8)	47.2	(21.2)	43.5
Adjusted EBITDA[11]	$(28.8)	$18.0	$(122.4)	$35.7
Basic net (loss) earnings per share	$(1.21)	$3.67	$(3.32)	$4.38

1	Transformation expense during 2014 and 2013 relates primarily to severance costs incurred during the period.
2
Other asset impairment during 2014 and 2013 represents the charge related to writing down the carrying value of the property, plant and equipment and intangible assets of certain cash generating units.

3
Warehouse impairment represents the charge related to writing down the carrying value of the property, plant and equipment of the Montreal warehouse during 2014, and writing down the carrying value of the property, plant and equipment and investment properties of the Broad Street Logistics Centre located in Regina during 2013, to fair value less costs to sell.

4	SHS warranty and other costs represent the estimated costs to the Company related to the potential claims for work that had been performed prior to SHS announcing it was in receivership.
5	Lease exit costs relate primarily to costs incurred to exit certain properties during 2014 and 2013.
6	Goodwill impairment represents the charge related to writing off the carrying value of goodwill related to the Corbeil cash generating unit during 2014, and the HIPS cash generating unit during 2013.
7	Gain on lease terminations and lease amendments represents the gain arising from payments made to Sears by landlords for the early vacating of properties.
8	Accelerated tenant inducement and average rent amortization represents the accelerated amortization of lease inducements and average rent assets relating to the properties in footnote 7 above.
9
Gain on settlement and amendment of retirement benefits primarily represents the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during 2014, and the settlement and freezing of retirement benefits of eligible members covered under the non-pension retirement plan during 2013.

10
Gain on sale of interest in joint arrangements represents the gain associated with selling the Company's interest in the properties co-owned with Ivanhoé Cambridge during 2014, and with selling the Company's interest in the properties co-owned with the Westcliff Group of Companies during 2013.

11
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

SEARS CANADA INC.
RECONCILIATION OF TOTAL MERCHANDISING REVENUE TO SAME STORE SALES
For the 13 and 52-week periods ended January 31, 2015 and February 1, 2014

Unaudited

	Fourth Quarter		Fiscal
(in CAD millions)	2014	2013	2014	2013
Total revenue	$972.5	$1,169.2	$3,420.5	$3,945.8
Non-comparable store sales	231.3	335.4	814.2	1,003.5
Same store sales	741.2	833.8	2,606.3	2,942.3
Percentage change in same store sales	(9.1)%	(6.4)%	(8.3)%	(2.7)%
Percentage change in same store sales by category
Apparel & Accessories	(10.7)%	1.1%	(6.2)%	4.2%
Home & Hardlines	(8.0)%	(12.4)%	(10.3)%	(7.6)%

SEARS CANADA INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)		As at January 31, 2015	As at February 1, 2014

ASSETS
Current assets
Cash and cash equivalents		$259.0	$513.8
Accounts receivable, net		73.0	83.3
Income taxes recoverable		127.2	0.8
Inventories		641.4	774.6
Prepaid expenses		28.7	23.8
Derivative financial assets	—	7.2	7.2
Assets classified as held for sale		13.3	13.3

Total current assets		1,149.8	1,416.8

Non-current assets
Property, plant and equipment		567.6	785.5
Investment properties		19.3	19.3
Intangible assets		16.2	28.2
Goodwill		—	2.6
Deferred tax assets		0.7	88.7
Other long-term assets		20.5	51.2

Total assets		$1,774.1	$2,392.3

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$359.4	$438.7
Deferred revenue		171.2	187.7
Provisions		58.6	109.4
Income taxes payable		—	52.2
Other taxes payable		34.6	53.9
Current portion of long-term obligations		4.0	7.9

Total current liabilities		627.8	849.8

Non-current liabilities
Long-term obligations		24.1	28.0
Deferred revenue		76.8	87.3
Retirement benefit liability		407.4	286.0
Deferred tax liabilities		3.4	4.2
Other long-term liabilities		63.8	63.2

Total liabilities		1,203.3	1,318.5

SHAREHOLDERS’ EQUITY
Capital stock		14.9	14.9
Retained earnings		806.9	1,145.3
Accumulated other comprehensive loss		(251.0)	(86.4)
Total shareholders’ equity		570.8	1,073.8
Total liabilities and shareholders’ equity		$1,774.1	$2,392.3

SEARS CANADA INC.
CONSOLIDATED STATEMENTS OF NET (LOSS) EARNINGS AND COMPREHENSIVE (LOSS) INCOME
For the 13 and 52-week periods ended January 31, 2015 and February 1, 2014

Unaudited

	13-Week Period		52-Week Period
(in CAD millions, except per share amounts)	2014	2013	2014	2013
Revenue	$972.5	$1,182.3	$3,424.5	$3,991.8
Cost of goods and services sold	676.9	792.2	2,308.0	2,548.1
Selling, administrative and other expenses	450.3	467.8	1,523.8	1,631.5
Operating loss	(154.7)	(77.7)	(407.3)	(187.8)

Gain on lease terminations and lease amendments	—	391.5	—	577.2
Gain on sale of interest in joint arrangements	—	66.3	35.1	66.3
Gain on settlement and amendment of retirement benefits	—	42.5	10.6	42.5
Finance (recovery) costs	(4.7)	2.7	1.0	10.8
Interest income	0.6	1.0	2.6	2.6
(Loss) earnings before income taxes	(149.4)	420.9	(360.0)	490.0

Income tax recovery (expense)
Current	46.1	(63.5)	74.7	(71.6)
Deferred	(20.3)	16.3	(53.5)	28.1
	25.8	(47.2)	21.2	(43.5)
Net (loss) earnings	$(123.6)	$373.7	$(338.8)	$446.5

Basic net (loss) earnings per share	$(1.21)	$3.67	$(3.32)	$4.38
Diluted net (loss) earnings per share	$(1.21)	$3.67	$(3.32)	$4.38

Net (loss) earnings	$(123.6)	$373.7	$(338.8)	$446.5

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net (loss) earnings:
Gain on foreign exchange derivatives	5.5	5.5	10.8	7.8
Reclassification to net (loss) earnings of gain on foreign exchange derivatives	(4.4)	(1.4)	(10.1)	(1.8)

Items that will not subsequently be reclassified to net (loss) earnings:
Remeasurement (loss) gain on net defined retirement benefit liability and write down of deferred income tax asset associated with previously recorded remeasurement losses	(134.6)	54.3	(165.3)	54.3

Total other comprehensive (loss) income	(133.5)	58.4	(164.6)	60.3
Total comprehensive (loss) income	$(257.1)	$432.1	$(503.4)	$506.8

SEARS CANADA INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the 13 and 52-week periods ended January 31, 2015 and February 1, 2014
Unaudited

			Accumulated other comprehensive loss
(in CAD millions)	Capital stock	Retained earnings	Foreign exchange derivatives designated as cash flow hedges	Remeasurement (loss) gain	Total accumulated other comprehensive loss	Shareholders’ equity
Balance as at November 1, 2014	$14.9	$930.1	$5.6	$(123.1)	$(117.5)	$827.5
Net loss		(123.6)	—	—	—	(123.6)
Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $2.0			5.5	—	5.5	5.5
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $1.5			(4.4)	—	(4.4)	(4.4)
Remeasurement loss on net defined retirement benefit liability			—	(134.6)	(134.6)	(134.6)
Total other comprehensive income (loss)	—	—	1.1	(134.6)	(133.5)	(133.5)
Total comprehensive (loss) income	—	(123.6)	1.1	(134.6)	(133.5)	(257.1)
Share based compensation	—	0.4	—	—	—	0.4
Balance as at January 31, 2015	$14.9	$806.9	$6.7	$(257.7)	$(251.0)	$570.8

Balance at November 2, 2013	$14.9	$1,281.0	$1.9	$(146.7)	$(144.8)	$1,151.1
Net earnings		373.7	—	—	—	373.7
Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $2.0			5.5	—	5.5	5.5
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $0.5			(1.4)	—	(1.4)	(1.4)
Remeasurement gain on net defined retirement benefit liability, net of income tax expense of $19.4			—	54.3	54.3	54.3
Total other comprehensive income	—	—	4.1	54.3	58.4	58.4
Total comprehensive income	—	373.7	4.1	54.3	58.4	432.1
Dividends declared	—	(509.4)	—	—	—	(509.4)
Balance as at February 1, 2014	$14.9	$1,145.3	$6.0	$(92.4)	$(86.4)	$1,073.8

Balance as at February 1, 2014	$14.9	$1,145.3	$6.0	$(92.4)	$(86.4)	$1,073.8
Net loss		(338.8)	—	—	—	(338.8)
Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $3.9			10.8	—	10.8	10.8
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $3.6			(10.1)	—	(10.1)	(10.1)
Remeasurement loss on net defined retirement benefit liability and the write down of deferred income tax asset associated with previously recorded remeasurement losses			—	(165.3)	(165.3)	(165.3)
Total other comprehensive income (loss)	—	—	0.7	(165.3)	(164.6)	(164.6)
Total comprehensive (loss) income	—	(338.8)	0.7	(165.3)	(164.6)	(503.4)
Share based compensation	—	0.4	—	—	—	0.4
Balance as at January 31, 2015	$14.9	$806.9	$6.7	$(257.7)	$(251.0)	$570.8

Balance at February 2, 2013	$14.9	$1,208.2	$—	$(146.7)	$(146.7)	$1,076.4
Net earnings		446.5	—	—	—	446.5
Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $2.8			7.8	—	7.8	7.8
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $0.6			(1.8)	—	(1.8)	(1.8)
Remeasurement gain on net defined retirement benefit liability, net of income tax expense of $19.4			—	54.3	54.3	54.3
Total other comprehensive income	—	—	6.0	54.3	60.3	60.3
Total comprehensive income	—	446.5	6.0	54.3	60.3	506.8
Dividends declared	—	(509.4)	—	—	—	(509.4)
Balance as at February 1, 2014	$14.9	$1,145.3	$6.0	$(92.4)	$(86.4)	$1,073.8

SEARS CANADA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13 and 52-week periods ended January 31, 2015 and February 1, 2014

Unaudited

	13-Week Period		52-Week Period
(in CAD millions)	2014	2013	2014	2013
Cash flow generated from (used for) operating activities
Net (loss) earnings	$(123.6)	$373.7	$(338.8)	$446.5
Adjustments for:
Depreciation and amortization expense	23.2	23.6	89.3	111.4
Share based compensation	0.4	—	0.4	—
Loss (gain) on disposal of property, plant and equipment	0.1	2.8	(0.6)	1.2
Impairment losses	99.3	11.2	162.0	33.8
Gain on sale of interest in joint arrangements	—	(66.3)	(35.1)	(66.3)
Gain on lease terminations and lease amendments	—	(391.5)	—	(577.2)
Finance (recovery) costs	(4.7)	2.7	1.0	10.8
Interest income	(0.6)	(1.0)	(2.6)	(2.6)
Retirement benefit plans expense	4.5	11.4	19.0	32.0
Gain on settlement and amendment of retirement benefits	—	(42.5)	(10.6)	(42.5)
Short-term disability expense	1.3	2.2	5.7	8.0
Income tax (recovery) expense	(25.8)	47.2	(21.2)	43.5
Interest received	1.4	0.8	2.5	2.5
Interest paid	(0.9)	(1.4)	(3.3)	(6.2)
Retirement benefit plans contributions	(3.9)	(23.5)	(24.2)	(53.5)
Income tax refunds (payments), net	3.8	(2.2)	(60.7)	(14.0)
Other income tax deposits	—	(3.7)	(10.3)	(18.9)
Changes in non-cash working capital balances	36.3	185.8	(67.3)	73.3
Changes in non-cash long-term assets and liabilities	32.3	(2.8)	30.2	(7.6)
	43.1	126.5	(264.6)	(25.8)
Cash flow (used for) generated from investing activities
Purchases of property, plant and equipment and intangible assets	(19.1)	(39.3)	(54.0)	(70.8)
Proceeds from sale of property, plant and equipment	0.1	0.4	1.2	1.9
Proceeds from lease terminations and lease amendments	—	400.0	—	590.5
Proceeds from sale of interest in joint arrangements	—	315.4	71.7	315.4
	(19.0)	676.5	18.9	837.0
Cash flow used for financing activities
Interest paid on finance lease obligations	(0.5)	(0.6)	(2.2)	(2.5)
Repayment of long-term obligations	(1.5)	(19.3)	(11.2)	(30.1)
Proceeds from long-term obligations	0.6	0.8	3.4	4.5
Dividend payments	—	(509.4)	—	(509.4)
Transaction fees associated with amended credit facility	—	—	(1.0)	—
	(1.4)	(528.5)	(11.0)	(537.5)
Effect of exchange rate on cash and cash equivalents at end of period	2.0	1.1	1.9	1.6
Increase (decrease) in cash and cash equivalents	24.7	275.6	(254.8)	275.3
Cash and cash equivalents at beginning of period	$234.3	$238.2	$513.8	$238.5
Cash and cash equivalents at end of period	$259.0	$513.8	$259.0	$513.8